Exhibit 99.1

NIO Inc. Provides April 2026 Delivery Update

•	29,356 vehicles were delivered in April 2026, increasing by 22.8% year-over-year
•	112,821 vehicles were delivered year-to-date in 2026, increasing by 71.0% year-over-year
•	Cumulative deliveries reached 1,110,413 as of April 30, 2026

SHANGHAI, China, May 01, 2026 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced its April 2026 delivery results.

The Company delivered 29,356 vehicles in April 2026, representing an increase of 22.8% year-over-year. The deliveries consisted of 19,024 vehicles from the Company’s premium smart electric vehicle brand NIO, 5,352 vehicles from the Company’s family-oriented smart electric vehicle brand ONVO, and 4,980 vehicles from the Company’s small smart high-end electric car brand FIREFLY. Cumulative deliveries reached 1,110,413 as of April 30, 2026.

On April 23, 2026, the NIO All-New ES8 reached a milestone of 100,000 cumulative deliveries within 215 days, setting a new record for delivery performance among premium passenger vehicles priced above RMB 400,000 in China. This achievement further underscores the NIO All-New ES8’s leading position in the premium battery electric SUV segment.

On April 9, 2026, NIO’s flagship executive SUV, the ES9, officially commenced pre-sales. As the culmination of over a decade of technological innovation, the ES9 redefines the benchmark for flagship SUVs through its signature design, exceptional space, advanced intelligence, refined comfort, and comprehensive safety. The ES9, featuring over 40 industry-first technologies and nearly 40 class-leading configurations, is set to usher in the era of battery electric vehicles for executive flagship SUVs.

On April 28, 2026, ONVO officially commenced the pre-sale of its flagship large five-seat SUV, the L80. Fully equipped with ONVO’s latest flagship technologies in spatial engineering, vehicle safety, and lightweight design, the L80 sets a new benchmark as China’s five-seat SUV with the largest trunk space and outstanding versatility. Leveraging technological innovation to redefine user experience, the L80 will expand the addressable scenarios of large five-seat SUVs, accompanying families on every journey of joy.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

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